22004059

SEC
Mail Processing
Section

MAR 02 2022

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Pursuant to Rules 17a-5, 17a-12, and 18a-7 under Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Institutional Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Majority security-based swap participant
☐ Check here is respondent is also and OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1100
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Sebert (Name) (214) 720-0055 (Area Code – Telephone No.) asebert@capis.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filling*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway Suite 300 (Address) Dallas (City) TX (State) 75254 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(II), if applicable*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ann Sebert , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. MEREDITH
Notary Public, State of Texas
Comm. Expires 07-19-2022
Notary ID 128331820

Signature

CEO & President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Statement of Financial Condition
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows
- [x] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for Determination of Reserve Requirements Pursuant to exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Compotation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17CFR 24015c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information Relating to the Possession or control Requirements Under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, ass applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material difference exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries no consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5,17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed upon procedures, in accordance with 17 CFR 240.15,3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist under 17 CFR 240.17a-12(k) .
- [ ] (z) Other____________________ .

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3 - 11

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Capital Institutional Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. (the Company) as of December 31, 2021, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2022

We have served as the Company's auditor since 2016.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Assets	
Cash	$ 325,829
Restricted cash	1,305,278
Investments, at fair value	16,986,992
Receivables from brokers and dealers	60,655
Deferred research costs, net	1,777,795
Furniture and equipment, at cost, less accumulated depreciation of $ 2,280,338	788,567
Right of use assets	823,121
Prepaid and other assets	1,849,653
Goodwill and other intangibles	674,761
Total Assets	**$ 24,592,651**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,608,850
Accrued commissions and bonuses	1,031,785
Accrued research services	5,970,361
Accrued state income taxes	20,188
Lease liability	823,121
Total Liabilities	**10,454,305**
Commitments and contingencies-Note 8	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and 15,952 outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and 158,712 outstanding	1,876
Additional paid-in capital	27,355
Treasury Stock	(2,101,453)
Retained earnings	16,210,360
Total Shareholders' Equity	**14,138,346**
Total Liabilities and Shareholders' Equity	**$ 24,592,651**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker-dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt, equity, futures, options and currency transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities. Money Managers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company has allocated to the separate performance obligation related to third-party research services. The Company allocates the transaction price to the performance obligations identified on a relative standalone selling price basis. Such amounts are measured by the Company in terms of a Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. During the year ended December 31, 2021, the Company provided Research Credit of $13,016,429 to Money Managers. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company or another broker-dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers. The Company believes that the appropriate point in time to recognize commission revenue is when the Company executes a brokerage transaction, as there are no significant performance obligations to be satisfied subsequent to this point. Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

The reserve for uncollectible deferred research costs is determined using a method which approximates net realizable value.

Commission Rebate

The Company provides a commission rebate program to plan sponsors whereby a portion of the commissions associated with trades executed on their behalf are rebated back to the plan. Plan sponsors may also make payments to vendors to offset certain plan expenses. During the year ended December 31, 2021, the Company provided commission rebates of $5,276,151 to plan sponsors.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Commissions

The Company executes security transactions on behalf of the Customers with the majority of commissions from equity trading. Each time a Customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the Money Manager), with settlement date generally the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by Customers doing business with the Company. Underwriting concessions are recognized on the trade date (the date on which the Company purchases the securities from the issuer) with the settlement date generally the second business day following the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers. Correspondent fees are recognized on trade date basis with settlement date generally the second business day following the trade date. The Company believes that is the appropriate point in time to recognize correspondent clearing fees as there are no significant performance obligations to be satisfied subsequent to this point

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Shareholder Equity

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights .Treasury stock is shown at cost consists of 4,890 voting and 28,866 non-voting.

Cash and Restricted Cash

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivable from broker-dealers

The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customer, amount receivable for securities failed to deliver, accrued interest receivable and cash deposits. A portion of the Company's trades and contracts are cleared trough a clearing organization and settle daily between the clearing organization and Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for very short period of time. The company continually reviews the credit of its counterparties

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Investments

Investments at December 31, 2021 consist of money market funds, certificates of deposit, U.S. Treasury notes and mutual funds. Investments are recorded at fair value with realized and unrealized gains and losses included in investment income. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on settlement date basis.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. The non-lease components primarily relate to common area maintenance and other services which are charged to the Company based upon actual cost. Such cost are generally accounted for separately within occupancy and equipment.

Goodwill

Goodwill is tested for impairment at the enterprise level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. No instances of impairment were identified during the year ended December 31, 2021.

Intangible Assets

Intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Note 2 - Concentration Risk

At various times throughout 2021, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits

Note 2 - Concentration Risk, continued

held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 3 - Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Investments in money market funds and certificates of deposits are highly liquid instruments readily convertible to known amounts of cash with maturities of less than one year. Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments. The following table summarizes the inputs used to value the Fund's assets and liabilities measured at fair value as of December 31, 2021.

Note 3 - Fair Value, continued

Assets		Total		Level 1		Level 2		Level 3
Investments								
Money Market Funds	$	11,743,729	$	11,743,729	$	-	$	-
Certificates of Deposit		2,710,789		2,710,789				
U.S. Treasury Notes		1,999,593		1,999,593				
Mutual Funds		532,881		532,881				
Total Investments	$	16,986,992	$	16,986,992	$	-	$	-

At December 31, 2021, the Company did not hold any financial liabilities measured at fair value.

Note 4 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2021:

	Estimated Useful Life	
Furniture, fixtures and leasehold improvements	7 years	$ 1,252,420
Computer equipment	5 years	1,263,774
Computer software	5 years	552,711
		3,068,905
Less – accumulated depreciation		(2,280,338)
Total		$ 788,567

Depreciation and amortization expense was $278,979 for the year ended December 31, 2021 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 5 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Cash of $1,305,278 has been segregated in a special bank account for the exclusive benefit of customers related to commission rebates under Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and is classified as restricted cash on the statement of financial condition.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 6 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company applies FASB Accounting Standard Codification (*ASC)* 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the years ended December 31, 2018, 2019 and 2020.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2021, the Company had net capital as defined by Rule 15c3-1 of $8,950,999 which was $ 8,700,999 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes.

Note 8 - Leases

The Company leases office and equipment under operating leases with expiration dates through May, 2024. Certain leases provide for renewal options.

Future maturities of lease liabilities at December 31, 2021 are as follows:

Year Ending December 31	Amount
2022	$ 520,348
2023	321,985
2024	14,118
Lease Total	856,451
Less imputed interest	(33,330)
Total	$ 823,121

The weighted average remaining lease term is 1.56 years and the weighted average discount rates 0.32%. Certain operating leases provided for renewal options for periods from 1 to 7 years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Note 8 - Leases, continued

Total operating lease expense for the year ended December 31, 2021 was $535,527 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 9 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. The Company's contributions to the Plan were $108,173 for the year ended December 31, 2021. In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation. Employer contributions to the DCP and investment gains on assets in the DCP are included in compensation expense.

At December 31, 2021, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 10 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2021, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 11 - Business Combination

On January 2, 2019, the Company entered into an asset purchase agreement ("Asset Purchase Agreement') with Invest Systems to acquire certain assets and rights of Financial Technology Securities LLC, ("FinTech") including business relationships with bank trust clients who become affiliated with the Company. The cash proceeds were paid to Innovest Systems on January 2, 2019, in amount of $1,300,000 the closing date under the terms of the purchase agreement. The agreement also contains certain performance milestones payable over next two years with an estimated fair value of $240,000 on date of acquisition. At December 31, 2021 amounts payable related to performance milestone at were $0. The business combination resulted in the Company recognizing $674,761 of Goodwill.

Note 12- Long Term Note Payable

Loan from Shareholder with a maturity date of January 3, 2022. The loan, in the original amount of $1,300,000 provided funding for the Acquisition of FinTech described in Note 11. The loan is payable in 36 monthly principal payments of $36,111.The loan bears interest at the Fidelity Investment Money Market-Money Market Portfolio-Class 1(Ticker Symbol FMPXX) seven day yield rate plus 2% per annum, calculated on monthly basis. The interest rate was 0.01% at December 31, 2021. The balance of the note was $0 at December 31, 2021.

Note 13- Risk and Uncertainties

As a result of the COVID-19 pandemic, the Company has implemented certain safety precautions to reduce the risk of the potential spread of the novel coronavirus. The Company has implemented arrangements to reduce the number of office staff employees working in office, as well as instituting personal distancing policies and monitoring of essential staff to minimize the risk of infection. The Company is continuing to evaluate the ever-changing circumstances surrounding this pandemic as it relates to its ability to continue to maintain a workforce, and operate its business effectively and efficiently.

Note 14- Employee Retention Credit

The America Rescue Plan Act of 2021 (ARPA) extends credits set forth from the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The ARPA, provides an employee retention credit, which is a refundable tax credit against certain employment taxes of up to $7,000 per employee for eligible employers. The tax credit is equal to 70% of qualified wages paid to employees during the quarter, capped at $10,000 of qualified wages per employee. The credit under ARPA applies to the third and fourth quarters of 2021.

In 2021, the Company reduced payroll tax expenses by $419,568. As of December 31, 2021 the collected credit was $96,290. The Company has recorded a receivable for future payroll tax credits of $323,278.

Note 15- Subsequent Event

On January 1 2022, the Company sold from their treasury stock 6,095 amount of shares to certain members of management.